Mayer Brown LLP
350 South Grand Avenue
25th Floor
BY EDGAR	Los Angeles, California 90071-1503

Main Tel +1 213 229 9500
February 5, 2013	Main Fax +1 213 625 0248
www.mayerbrown.com

Ernest Greene	Paul de Bernier Direct Tel +1 213 229 9542 Direct Fax +1 213 576 8108 pdebernier@mayerbrown.com
Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Fax: (703) 813-6968

Re:	Innospec Inc. –Extension of SEC comment letter response date

Dear Mr. Greene,

As discussed with you today, this letter confirms that our client, Innospec Inc., intends to respond by or before March 1, 2013 to the follow up comment letter dated February 1, 2013 that our client has received from the Commission. This letter is being submitted to you through the company’s EDGAR correspondence file.

Please call me at (213) 229 9542 if I can be of any further assistance.

Yours sincerely,

/s/ Paul de Bernier

Paul de Bernier

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.